Exhibit (a)(5)(D)
FOR IMMEDIATE RELEASE
MOLEX ACQUISITION OF WOODHEAD INDUSTRIES
RECEIVES GERMAN ANTITRUST CLEARANCE
     Lisle, IL, August 3, 2006 — Molex Incorporated (Nasdaq: MOLX and MOLXA) today announced that antitrust clearance under the German Act Against Restraints of Competition was granted on August 3, 2006 with respect to the proposed acquisition of Woodhead Industries, Inc. (Nasdaq: WDHD). As previously announced, the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the transaction previously expired. As a result, the foregoing antitrust conditions to the completion of the acquisition have been satisfied.
     Under the terms of a merger agreement between Molex and Woodhead, which was approved by the boards of directors of both companies, a wholly-owned subsidiary of Molex commenced a tender offer on July 10, 2006 for all outstanding shares of Woodhead at a price of $19.25 per share in cash. Consummation of the tender offer would be followed by a second step merger at the same price. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a majority of Woodhead’s common shares on a fully-diluted basis. The offer and withdrawal rights will expire at 12:00 midnight New York City time, on Friday, August 4, 2006, unless the offer is extended.
     William Blair & Company, L.L.C. is serving as dealer manager in connection with the tender offer. Georgeson Inc. is acting as information agent in connection with the tender offer.
About Molex
     Molex is based in Lisle, Illinois and is a 68-year-old manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products, with 58 plants in 19 countries throughout the world.
About Woodhead
     Woodhead, based in Deerfield, Illinois, develops, manufactures and markets network and electrical infrastructure products engineered for performance in harsh, demanding, and hazardous industrial environments and operates from 21 locations in 10 countries spanning North America, Europe and Asia/Pacific.
Notice to Investors:
     This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by Molex and MLX Acquisition Corp. with the SEC. In addition, Woodhead has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with the SEC with respect to the tender offer. The tender offer statement

(and related materials), as amended, and the solicitation/recommendation statement, as amended, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained for no charge upon request to Georgeson Inc., the information agent for the tender offer, by calling toll-free at 1-866-695-6078. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site at www.sec.gov.
     Statements in this press release regarding the proposed acquisition of Woodhead, including statements regarding the timing and consummation of the transaction and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes,” “will,” “plans,” “anticipates,” “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including the level of stockholder acceptance of the proposed transaction, any competing transactions, satisfaction of the remaining conditions to the tender offer, other factors which may affect the Company’s business, financial condition, results of operations, properties or prospects, and other factors described in Molex’s Annual Report on Form 10-K for the year ended June 30, 2006, Woodhead’s Annual Report on Form 10-K for the year ended September 30, 2005 and their respective subsequent SEC filings. Molex and Woodhead disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.
For further information, please contact:
Neil Lefort, Senior Vice President, Molex Incorporated, telephone (630) 527-4344